April 3, 2025

Mike McKeever
President and Chief Executive Office
Carvana Receivables Depositor LLC
300 E. Rio Salado Parkway, Bldg. 1
Tempe, AZ 85281

       Re: Carvana Receivables Depositor LLC
           Registration Statement on Form SF-3
           Filed March 5, 2025
           File No. 333-285582
Dear Mike McKeever:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
Prospectus Summary
Pre-Funding Account, page 5

2. Please revise your prospectus summary to include a discussion of the selection criteria or other requirements for any assets that may be added to the pool, consistent with the disclosure located under the heading "The Receivables-[Criteria Applicable to the
       Selection of Additional Receivables During the Funding Period] on page
58. Refer to
 April 3, 2025
Page 2

       Item 1103(a)(5)(vi) of Regulation AB.
Risk Factors
[The characteristics of the Receivables in the Final Pool may differ from the characteristics of the Receivables in the Initial Pool, page 26

3. We note your statement that "[t]here can be no assurance that the characteristics of the
       Final Pool will not materially differ from the characteristics of the Initial Pool..." This statement appears to be inconsistent with the statements on page 57 that the
       Receivables purchased during the Funding Period "must meet substantially similar criteria" and the statement on page 101 that the "underwriting criteria for additional
       Receivables will be substantially the same in all material respects as those for the initial Receivables." Please revise to reconcile these statements. Adverse events with respect to Carvana, the Servicer, any of their respective affiliates or other transaction parties could affect..., page 29

4. We note your disclosure sets forth an example that "many companies have seen an increase in the number and range of cyber-attacks, which, if successful, could give rise to the loss of significant amounts of sensitive information and the disablement of the information technology systems used to service obligors on the Receivables and other customers." Please revise to explain the relevancy of these attacks or provide further detail.
Servicing Procedures, page 47

5. We note the Servicer recently modified its written servicing policy and procedures in
       July 2024. Please expand the disclosure to describe the nature of such modifications and confirm that the Form of Servicing Agreement filed as Exhibit 99.1, and any other applicable transaction document, accurately reflects the modifications. Refer to Item
       1108(b)(3) of Regulation AB.
Description of the Notes, page 75

6.     We note your disclosure that the description of the notes    does not
purport to be
       complete and is subject, and qualified in its entirety by reference, to the Indenture.
       As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.
The Transaction Documents, page 90

7.     We note your statement that the disclosure    do not purport to
summarize all material
       provisions of the Transaction Documents and are qualified in their entirety by
       reference to the actual Transaction Documents.    As you are responsible
for the
       accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and
 April 3, 2025
Page 3

       elsewhere in the prospectus as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shalini Shah at 202-551-5942 or Kayla Roberts at 202-551-3490 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance